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17017799

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-53490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/16 and ending 3/31/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Saxony Securities, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
7401 Watson Road, Ste 86
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Brian Clark (314) 963-9336
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Richard E. Griffard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Saxony Securities, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

CEO/President

Title



Notary Public



NATHAN MATARAZZI
Notary Public - Notary Seal
State of Missouri, Saint Louis City
Commission # 11038242
My Commission Expires Sep 28, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Saxony Securities, Inc.

We have audited the accompanying statement of financial condition of Saxony Securities, Inc. (the Company) as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Saxony Securities, Inc. management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 24, 2017

Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

ASSETS

Cash and cash equivalents	$ 872,146
Receivable from broker/dealers	668,768
Concessions and fees receivable	659,724
Furniture, equipment and software, at cost net of $146,936 accumulated depreciation	18,969
Other assets	74,989
TOTAL ASSETS	$ 2,294,596

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 153,417
Commissions payable	1,294,179
Note payable	100,000
Total Liabilities	$ 1,547,596
SHAREHOLDER'S EQUITY	
Common stock	$ 14,081
Additional paid-in capital	1,503,919
Retained earnings (deficit)	(771,000)
Total Shareholder's Equity	$ 747,000
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,294,596

The accompanying notes are an integral part of this financial statement.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2017

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Saxony Securities, Inc. (the "Company") was incorporated in the state of Missouri on July 13, 2001. The Company is a wholly-owned subsidiary of Saxony Holdings, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Futures Association (NFA) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began in February 2002.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Furniture, equipment and software - Depreciation is provided using the straight-line method over three to ten year periods.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA and NFA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2017, the Company's net capital and required net capital were $572,907 and $103,173, respectively. The ratio of aggregate indebtedness to net capital was 270%.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include securities sold, not yet purchased, options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required to maintain a minimum deposit of $100,000 with the Clearing Broker/dealer to ensure the Company's performance under the agreement. This amount is included in the "Receivable from broker/dealers" on the Statement of Financial Condition. The agreement may be terminated by either party with 90 days prior notification.

NOTE 4 - LEASE COMMITMENTS

Occupancy - The Company is party to a noncancellable lease agreement for office space that expires March 31, 2020. Pursuant to terms of the lease amendment dated December 14, 2012, the Company has one renewal option for an additional 3 year period. The option provides for a 3% increase over the prior period's base rent and other provisions. The total expenditure for office space for the year ended March 31, 2017, net of reimbursements of $36,000, was $23,124. This amount includes additional charges pursuant to the lease agreement.

Other Operating Leases - The Company has several noncancellable operating leases for quotation, communications and other services. These agreements expire at various dates through November 2019. In addition, most have automatic renewal periods that range for additional one or two year periods. Total expenses relating to these agreements, net of reimbursements of $5,886, were $149,008 for the year ended March 31, 2017.

Future minimum lease payments for all leases, exclusive of additional payments which may be required, are as follows:

Year Ended March 31	Total
2018	$ 79,310
2019	47,196
2020	43,884
Total	$ 170,390

NOTE 5 - NOTE PAYABLE

On March 10, 2015, the Company signed a $200,000 future advances promissory note with Saxony Capital Management, LLC (See Note 8). As of March 31, 2017, the balance was $100,000. The interest rate is at the prime rate (4.0% at March 31, 2017). Accrued interest of $936 is included in "Accounts payable and accrued expenses" on the Statement of Financial Condition.

SAXONY SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2017

NOTE 6 - INCOME TAXES

The Company reports its income for federal and state income tax purposes on a consolidated basis with the income of its parent company, Saxony Holdings, Inc. (Parent). In addition, the Parent uses the calendar year for income tax filings. Since both entities are S-Corporations, the shareholders of the Parent are responsible for any income taxes.

NOTE 7 - CONTINGENCIES

The Company, from time to time, is involved in certain claims, arbitrations, and regulatory matters, incidental to its business operations. The Company contests liability and the amount of damages or fines as appropriate in each pending matter. The Company accrues the estimated liability by a charge to income when the Company has information available to it which indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that liability.

Subject to the foregoing, and based on currently available information and consultation with legal counsel and taking into account its established reserves, management is of the opinion that any claims or potential regulatory matters, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position. However, if during any future period a potential adverse contingency should become probable or be resolved in excess of the established reserves; the results of operations in that period could be materially adversely affected. In addition, there can be no assurances that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in a loss. The Company has established a total liability for all such matters of $50,000 as of March 31, 2017, which is included in "Accounts payable and accrued expenses" on the Statement of Financial Condition. Management currently estimates the aggregate range of possible loss is from $0 to $150,000 in excess of the accrued liability related to contingent matters as of March 31, 2017 where the likelihood of loss is at least reasonably possible. The Company policy for accounting for legal fees is to record such fees as the services are provided.

NOTE 8 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Saxony Holdings, Inc. In addition, through common ownership and/or management, the Company is affiliated with Saxony Financial Holdings, LLC (SFH), Saxony Capital Management, LLC (SCM), an SEC registered RIA, Saxony Insurance Agency, LLC (SIA), RECA Group, Inc. (RECA), Patrick Capital Markets, LLC (PCM), a registered broker/dealer and Pinnacle Equity Management, LLC (PEM), a registered broker/dealer.

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended March 31, 2017 relating to this agreement were $12,300.

The Company has an expense sharing agreement with SCM. During the year the Company was reimbursed $2,205,089 from SCM for commissions, payroll and other expenses the Company paid on SCM's behalf. At March 31, 2017, the Company has $402 due to SCM included in "Commission payable" and a receivable from SCM of $2,156 included in "Other assets" on the Statement of Financial Condition. In addition, the Company collected $1,950,995 of management fees and $77,489 of 12b-1 fees that were paid to SCM during the year ended March 31, 2017. Of this amount, the Company was paid $70,514 for processing the management fees noted above. The Company also signed a $200,000 future advances promissory note with Saxony Capital Management, LLC (See Note 5).

The Company incurred expenses to SIA totaling $54,000 for licensing services provided during the year ended March 31, 2017. In addition, the Company was reimbursed $6,000 from SIA for wages and other payroll expenses the Company has paid on SIA's behalf.

The Company has an expense sharing agreement with PCM. During the year the Company was reimbursed $115,117 for salary, payroll, rent and other expenses the Company has incurred on behalf of PCM during the year ended March 31, 2017. The Company earned $56,735 in commissions on securities transactions introduced through PCM. At March 31, 2017 the Company has $490 receivable from PCM, included in "Other receivables" on the Statement of Financial Condition.

NOTE 9 - COMMISSION REVENUE

One registered representative of the Company was responsible for approximately 31% of the commissions and concessions revenue earned during the year ended March 31, 2017, as stated on the statement of operations.

NOTE 10 - OTHER AGREEMENTS

Third Party Broker Agreements - The Company has agreements with other broker/dealers (third party brokers) whereby the third party brokers will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (see Note 3). This is commonly referred to as a piggyback arrangement. The third party brokers receive commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. The agreements have initial 12 month terms that automatically extend for additional 12 month periods.

Either party may terminate the agreements at any time with thirty days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. These agreements contain the same off-balance-sheet risk as discussed in Note 3.

NOTE 11 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2017, were as follows:

Common stock, $1 par value; 18,000 shares authorized; 14,081 shares issued and outstanding.

Preferred stock, $5 par value, voting, 10% non-cumulative 4,000 shares authorized; none issued and outstanding.